Exhibit 99.1

Caledonia Mining Corporation Plc
Caledonia declares quarterly dividend of 1.375 cents per share
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

3 January 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announces that, in line with its dividend policy, the Board of Directors has declared a dividend of one and three eighths United States cents (US$0.01375) on each of the Company's common shares.

The relevant dates relating to the increased dividend are as follows:

•  Ex-dividend date for shares held on the Canadian register: 11 January 2017
•  Ex-dividend date for shares held through depositary interests in Crest in the UK: 12 January 2017
•  Record date: 13 January 2017
•  Dividend cheque mailing date: 27 January 2017

Shareholders and depositary interest holders who are registered in Canada and the UK respectively will be paid in Canadian Dollars and Sterling, respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the record date.

Chief Executive Officer, Steve Curtis, said,

“2016 has been a significant year for Caledonia with the investment in production capacity below 750m at the Blanket Mine beginning to bear fruit.

The continued payment of dividends to our shareholders is a key component of our strategy as we invest in future production growth and we are particularly proud of being able to continue to pay a healthy dividend whilst we invest in expanding production. I am confident that as gold production continues to increase at the Blanket Mine as a result of our investment plan, the cost per ounce of gold produced will continue to fall.

We look forward to an equally significant 2017 as we target 60,000 ounces of production from the Blanket mine as we continue our progress towards the annual production of 80,000 ounces by 2021.

Caledonia remains committed to distributing cash to shareholders whilst simultaneously retaining a robust balance sheet to enable us to take advantage of further investment opportunities.”

Caledonia’s Dividend Policy
Caledonia’s strategy to maximise shareholder value includes a quarterly dividend policy. In 2014, the Company paid an annual aggregate dividend of six Canadian cents (CAN$0.060) per common share.  The first quarterly dividend was paid on 31 January 2014 and subsequent quarterly dividends were paid thereafter.
On 16 December 2015 Caledonia announced that henceforth it will report its financial results in United States Dollars, commencing with the results for the quarter and 12 months to 31 December 2015.   The dividend paid at the end of January 2016 was therefore denominated in United States Dollars at 1.125 United States cents per share.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com

In July 2016 Caledonia announced a 22 per cent increase in the quarterly dividend to 1.375 United States cents.  The increase reflects the Company’s confidence that its earnings and cash generation will increase as production at the Blanket Mine increases due to the continued implementation of the Investment Plan.
It is expected that the increased dividend of 5.5 United States cents per annum, paid in equal quarterly instalments, will be maintained.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy without the need to raise third party finance.

Effect of the re-domicile from Canada to Jersey, Channel Islands

Following the re-domicile of the company from Canada to Jersey with effect from 19 March 2016, the dividend is no longer subject to Canadian withholding tax and it is no longer eligible for the purposes of the Income Tax Act (Canada).

About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.
At 30 September 2016, Caledonia had net cash of US$12.4 m.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket’s target production for 2017 is approximately 60,000 ounces. Caledonia expects to publish its results for the quarter and year to 31 December 2016 on 21 March 2017.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

3996682.1 C5501.J41218